                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                  Information Statement Pursuant to Rule 13d-1
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                              Millennium Cell Inc.

                                (Name of Issuer)

                     Common Stock, par value $.001 per share

                         (Title of Class of Securities)

                                   60038b 10 5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 6 PAGES

CUSIP NO.  60038b 10 5                 13G                     PAGE 2 OF 6 PAGES


1         NAME OF REPORTING PERSON G.                        Stephen D. Weinroth
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) []

                                                                         (b) []

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION                     United States


                           5    SOLE VOTING POWER                      3,866,678
        NUMBER OF
         SHARES            6    SHARED VOTING POWER                       -0-
      BENEFICIALLY
        OWNED BY
          EACH             7    SOLE DISPOSITIVE POWER                 3,866,678
        REPORTING
         PERSON
          WITH             8    SHARED DISPOSITIVE POWER                 -0-


9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                                                       3,866,678

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  14.2%

12        TYPE OF REPORTING PERSON*                                           IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               PAGE 2 OF 6 PAGES

ITEM 1(a).        NAME OF ISSUER

                  Millennium Cell Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1 Industrial Way West
                  Eatontown, New Jersey 07724

ITEM 2(a).        NAME OF PERSON FILING

                  Stephen D. Weinroth

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  Andersen, Weinroth & Co.
                  1330 Avenue of the Americas, 36th Floor
                  New York, NY 10019

ITEM 2(c).        CITIZENSHIP

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, Par Value $.001 per share

ITEM 2(e).        CUSIP NUMBER

                  60038b 10 5


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) []      Broker or Dealer registered under
                    Section 15 of the Act


        (b) []      Bank as defined in section 3(a)(6) of the Act


        (c) []      Insurance Company as defined in
                    section 3(a)(19) of the act


        (d) []      Investment Company registered under
                    section 8 of the Investment Company Act


                                PAGE 3 OF 6 PAGES

        (e) []      Investment Adviser registered under section
                     203 of the Investment Advisers Act of 1940

        (f) [] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see Section240.13d-l(b)(l)(ii)(F)


        (g) []      Parent Holding Company, in accordance
                    with Section240.13d-l(b)(ii)(G) (Note: See
                    Item 7)


        (h) []      Group, in accordance with
                    Section240.13d-l(b)(l)(ii)(H)


    Not applicable


ITEM 4. OWNERSHIP

        (a) Amount Beneficially Owned:                                 3,866,678

        (b) Percent of Class:                                          14.2%

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:            3,866,678

            (ii)  shared power to vote or to direct the vote:          -0-

            (iii) sole power to dispose or to direct the disposition of:
                                                                       3,866,678

            (iv)  shared power to dispose or to direct the disposition of:

                                                                       -0-



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

                                PAGE 4 OF 6 PAGES

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         Not applicable


                                PAGE 5 OF 6 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                        February 13, 2001
                                                      ----------------------
                                                             Date


                                                      /s/  Stephen D. Weinroth
                                                      ----------------------
                                                             Signature

                                                           Stephen D. Weinroth
                                                      ----------------------
                                                             Name/Title
                                PAGE 6 OF 6 PAGES